                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                     Gemstar - TV Guide International, Inc.
            ---------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   36866W 10 6
                                   -----------
                                 (CUSIP Number)

                             Arthur M. Siskind, Esq.
                          The News Corporation Limited
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 852-7000

                                _______________

                                 With copies to:
                             Jeffrey W. Rubin, Esq.
                             Hogan & Hartson L.L.P.
                                551 Fifth Avenue
                            New York, New York 10176
                                 (212) 661-6500
                  (Name Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 7, 2002
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 20 pages)

__________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The News Corporation Limited
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [X]

        (b)   [_]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)  [_]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Australia
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
        NUMBER OF                 174,931,473 shares
         SHARES         --------------------------------------------------------
      BENEFICIALLY          8     SHARED VOTING POWER
        OWNED BY                  See Item 5 and Item 6.
          EACH          --------------------------------------------------------
        REPORTING           9     SOLE DISPOSITIVE POWER
         PERSON                   174,931,473 shares
                        --------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5 and Item 6.
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        174,931,473
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 42.9%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        CO
================================================================================

================================================================================
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       K. Rupert Murdoch

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a) [X]

       (b) [_]

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)  [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
    NUMBER OF                      174,931,473 shares
     SHARES           ----------------------------------------------------------
  BENEFICIALLY             8       SHARED VOTING POWER
    OWNED BY                       See Item 5 and Item 6.
      EACH            ----------------------------------------------------------
   REPORTING               9       SOLE DISPOSITIVE POWER
     PERSON                        174,931,473 shares
                      ----------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   See Item 5 and Item 6.
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           174,931,473
--------------------------------------------------------------------------------
  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Approximately 42.9%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON
           IN

================================================================================

================================================================================
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Sky Global Holdings, Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [X]

        (b)   [_]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)  [_]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
        NUMBER OF                 87,465,737 shares
         SHARES         --------------------------------------------------------
      BENEFICIALLY          8     SHARED VOTING POWER
        OWNED BY                  See Item 5 and Item 6.
          EACH          --------------------------------------------------------
        REPORTING           9     SOLE DISPOSITIVE POWER
         PERSON                   87,465,737 shares
                        --------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5 and Item 6.
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        87,465,737
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 21.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        CO
================================================================================

================================================================================
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         News Publishing Australia Limited

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X]

         (b) [_]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------- ------------------------------
                              7      SOLE VOTING POWER
     NUMBER OF                       87,465,736 shares
      SHARES            --------------------------------------------------------
   BENEFICIALLY               8      SHARED VOTING POWER
     OWNED BY                        See Item 5 and Item 6.
       EACH             --------------------------------------------------------
     REPORTING                9      SOLE DISPOSITIVE POWER
      PERSON                         87,465,736 shares
                        --------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     See Item 5 and Item 6.
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         87,465,736
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 21.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 6)

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                  in respect of

                     GEMSTAR - TV GUIDE INTERNATIONAL, INC.

Introductory Statement

         This Amendment No. 6 to the Statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Gemstar - TV Guide International, Inc., a Delaware corporation (the "Issuer"). This Amendment amends and supplements (i) the Statement originally filed on July 24, 2000, with the Securities and Exchange Commission (the "Commission") by The News Corporation Limited ("News Corporation"), K. Rupert Murdoch and Sky Global Holdings, Inc. (formerly named Sky Global Networks, Inc.) ("SGH"), (ii) Amendment No. 1 to the Statement filed on October 10, 2000 with the Commission by News Corporation, K. Rupert Murdoch and SGH, (iii) Amendment No. 2 to the Statement filed on May 17, 2001 with the Commission by News Corporation, K. Rupert Murdoch, SGH and News Publishing Australia Limited ("NPAL"), (iv) Amendment No. 3 to the Statement filed on December 7, 2001 with the Commission by News Corporation, K. Rupert Murdoch, SGH and NPAL, (v) Amendment No. 4 to the Statement filed on August 14, 2002 with the Commission by News Corporation, K. Rupert Murdoch, SGH and NPAL, and (vi) Amendment No. 5 to the Statement filed on October 10, 2002 with the Commission by News Corporation, K. Rupert Murdoch, SGH and NPAL (collectively, the "Prior Filing" and collectively with this Amendment No. 6, this "Statement"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filing.

         This Amendment reports the execution of definitive agreements among News Corporation, Dr. Henry C. Yuen, Elsie Ma Leung and the Issuer with respect to a restructuring of the Issuer's management and corporate governance.

Item 4.           Purpose of Transaction.

                  Item 4 is amended and restated to read in its entirety as follows:

         On May 2, 2001, Liberty Media Corporation ("Liberty"), Liberty UVSG, Inc. ("LUVSG"), News Corporation and NPAL entered into an Agreement and Plan of Merger, dated as of May 2, 2001 (the "NPAL/LUVSG Merger Agreement"), which has been filed as an exhibit to this Statement and is incorporated by reference herein, pursuant to which LUVSG was merged with and into NPAL (the "NPAL/LUVSG Merger"). As a result of the NPAL/LUVSG Merger, on May 2, 2001, NPAL acquired the 70,704,586 shares of Common Stock owned by LUVSG. NPAL has since transferred such shares to its subsidiary LUVSG Holdco.

         On November 27, 2001, Liberty, Liberty TVGIA, Inc. ("LTVGIA"), News Corporation and NPAL entered into an Agreement and Plan of Merger, dated as of November 27, 2001 (the "NPAL/LTVGIA Merger Agreement"), which has been filed as an exhibit to this Statement and is incorporated by reference herein, pursuant to which the parties agreed to merge LTVGIA with and into NPAL on December 3, 2001 (the "NPAL/LTVGIA Merger"). As a result of the NPAL/LTVGIA Merger, on December 3, 2001, NPAL acquired the 16,761,150 shares of Common Stock owned by LTVGIA. NPAL has since transferred such shares to its subsidiary LTVGIA Holdco.

         Pursuant to the Stockholders' Agreement Letter (as defined in Item 6), Liberty assigned to News Corporation its rights under the Stockholders' Agreement, dated as of October 4, 1999 (the "Original Stockholders' Agreement"), which became effective on July 12, 2000, by and among News Corporation, Liberty, Dr. Yuen and the Issuer.

     On November 7, 2002, agreements were entered into by and among News Corporation, Dr. Yuen, Ms. Leung and the Issuer with respect to a restructuring of the Issuer's management and corporate governance. The agreements relate to the following matters, among others: the resignations of Dr. Yuen and Ms. Leung from their current executive positions with the Issuer and the termination of their existing employment arrangements; new employment arrangements for Dr. Yuen and Ms. Leung with a newly formed business unit of the Issuer; Dr. Yuen's continued service on the Board of Directors of the Issuer (the "Board") for approximately three years and the elimination of Dr. Yuen's ability to designate other persons to the Board; Dr. Yuen's agreement to resign from the Board in the event of the termination of his employment; and agreements between Dr. Yuen and the Issuer relating to intellectual property. As a result of the restructuring, the "standstill" provisions contained in the Original Stockholders' Agreement applicable to Dr. Yuen and News Corporation expired in accordance with their terms; however, the applicable provisions of the Issuer's Rights Plan (as described in Item 6) remain in effect. It is anticipated that Ms. Leung will remain as a director through the end of her term in 2003. The agreements also reflect two mutual releases: one among the Issuer, Dr. Yuen and Ms. Leung, and the other among Dr. Yuen, Ms. Leung and News Corporation. Jeff Shell, formerly Chief Executive Officer of Fox Cable Networks and co-President and Chief Operating Officer of the Issuer, succeeds Dr. Yuen as Chief Executive Officer of the Issuer. Consistent with the foregoing, the Board has amended the Issuer's Bylaws (the "Bylaws"). See Item 6.

         The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases and private agreements, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could result in any of the events or circumstances referred to in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; the performance of the Issuer's management; other developments concerning the Issuer and their businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and market conditions, including the market price of the securities of the Issuer.

         Other than as set forth or contemplated herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the events or circumstances enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         See Item 3, which is incorporated by reference herein, and Item 6, set forth below.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 is amended and restated to read in its entirety as follows:

         SGH is the indirect beneficial owner, through its control of TVGH Holdco, of 87,465,737 shares of Common Stock, approximately 21.4% of the issued and outstanding Common Stock. NPAL is the indirect beneficial owner, through its control of LUVSG Holdco (which owns 70,704,586 shares of Common Stock) and LTVGIA Holdco (which owns 16,761,150 shares of Common Stock), of 87,465,736 shares of Common Stock, approximately 21.4% of the issued and outstanding Common Stock. Each of News Corporation and Mr. K. R. Murdoch may be deemed to be indirect beneficial owners of the 87,465,737 shares of Common Stock beneficially owned by SGH and the 87,465,736 shares of Common Stock beneficially owned by NPAL, for a total of 174,931,473 shares of Common Stock, approximately 42.9% of the issued and outstanding Common Stock. The share percentages are calculated based on 408,156,000 shares of Common Stock outstanding as of November 4, 2002, as provided to the Reporting Persons by the Issuer.

         To the knowledge of the Reporting Persons, except as set forth in this Statement, none of the Schedule 1 Persons beneficially owns any shares of Common Stock.

         To the Reporting Persons' knowledge, based solely on information contained in Dr. Yuen's Amendment No. 5 to the Schedule 13D, filed October 10, 2002, after giving effect to the restructuring referred to herein and assuming no intervening changes in beneficial ownership have occurred, (i) Dr. Yuen beneficially owns 38,748,860 shares of Common Stock (including options to purchase 25,878,900 shares of Common Stock exercisable within 60 days of the date hereof), representing approximately 8.9% of the issued and outstanding Common Stock, and (ii) Ms. Leung beneficially owns 7,639,570 shares of Common Stock (including options to purchase 7,330,000 shares of Common Stock exercisable within 60 days of the date hereof), representing approximately 1.8% of the issued and outstanding Common Stock. News Corporation, Dr. Yuen and Ms. Leung may constitute a "group" under Rule 13d-5 promulgated under the Exchange Act.

         Except with respect to the shares of Common Stock beneficially owned by Dr. Yuen and Ms. Leung, as to which the Reporting Persons disclaim beneficial ownership, and except as otherwise may be described in Item 6, the Reporting Persons have the sole power to vote and dispose of all shares of Common Stock to which this Statement relates.

         Except as set forth in this Statement, no transactions have been effected by the Reporting Persons during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Item 6 is amended and restated to read in its entirety as follows:

         The arrangements described below exist with respect to the Common
Stock.

STOCKHOLDERS' AGREEMENT AMONG SIGNIFICANT STOCKHOLDERS

         In connection with the restructuring referred to herein, News Corporation, Dr. Yuen and the Issuer entered into Amendment No. 1 to Stockholders' Agreement, dated as of November 7, 2002 (the "Stockholders' Agreement Amendment," and collectively with the Original Stockholders' Agreement, the "Stockholders' Agreement"), amending certain provisions of the Original Stockholders' Agreement. Generally, the Stockholders' Agreement Amendment gives effect to the agreements of the parties with respect to the composition of the Board, voting and certain other matters. Certain provisions of the Stockholders' Agreement are summarized below.

         Directors: Under the Stockholders' Agreement, News Corporation and Dr.
         ----------
Yuen agreed that, until the earlier of September 30, 2005 and such date as the Employment Agreement, dated as of November 7, 2002, between the Issuer and Dr. Yuen is terminated for any reason (the "Specified Period"), (i) Dr. Yuen is entitled to designate and renominate only himself as a director to the Board,
(ii) if Dr. Yuen ceases to be a director for any reason, he shall not be entitled to designate a successor to fill his vacancy, and (iii) News Corporation shall vote, and cause its Controlled Related Parties (as defined in the Stockholders' Agreement) to vote (x) for the election of Dr. Yuen to the Board, (y) against Dr. Yuen's removal from the Board, and (z) for the election of Dr. Yuen as the non-executive Chairman of the Board.

         Until the later of July 12, 2005 or the expiration of the Specified Period, News Corporation is entitled to designate one director to the Board. During the Specified Period, Dr. Yuen has agreed to vote (i) for the election of News Corporation's designee to the Board, and (ii) against the removal of News Corporation's designee from the Board.

         Prior to the execution and delivery of the Stockholders' Agreement Amendment, Dr. Yuen and News Corporation each were entitled to designate six directors to the Board.

         Registration Rights: The Stockholders' Agreement provides that until
         --------------------
the tenth anniversary of July 12, 2000, News Corporation (or transferees of its Common Stock) may request that the Issuer effect a registration of all or part of their shares of Common Stock. The Issuer is not required to effect a demand registration unless the aggregate number of shares of Common Stock demanded to be registered is at least 1% of the number of shares of Common Stock then outstanding, in which case the Issuer must use all commercially reasonable efforts to cause a registration statement to become effective for the sale of such shares.

         Notwithstanding the foregoing, the Issuer is not required to effect any demand registration after such time as News Corporation (or transferees of its Common Stock), as the case may be, is able to sell all of its Common Stock without restriction. In addition, once a demand registration has been effected, the Issuer is not obligated to register shares pursuant to a demand registration before the expiration of twelve months from the date on which the previous demand registration statement was declared effective. The Issuer may postpone for up to 90 days the filing of a registration statement if it reasonably believes that such a registration statement would have a material adverse effect on its ability to engage in any financing, acquisition of assets or any merger, consolidation, tender offer or other significant transaction. However, the Issuer is not permitted to so postpone a demand registration more than once in any period of twelve consecutive months.

         Under the Stockholders' Agreement, the Issuer agreed to pay all expenses, other than underwriting discounts and commissions and any transfer taxes, connected with the registration or qualification of the shares subject to the first two demand registrations and the Issuer's legal and accounting expenses for subsequent registrations.

         Under the Stockholders' Agreement, demand registrations may be effected by means of an underwritten offering or, in certain cases, pursuant to a delayed or continuous offering under applicable rules of the Securities and Exchange Commission.

         Under the Stockholders' Agreement, the Issuer agreed to indemnify the parties requesting a demand registration against certain liabilities that may arise in connection with any offer and sale of Common Stock, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that such parties may be required to make in respect of any such offer and sale. The Stockholders' Agreement also provides that parties requesting a demand registration will indemnify the Issuer, its directors and officers and each person which controls the Issuer against certain liabilities, including liabilities under the Securities Act of 1933, as amended, for certain actions arising from the offer and sale of shares of Common Stock under the demand registration.

         The foregoing discussion of the Stockholders' Agreement is qualified in its entirety by reference to the full text of the Original Stockholders' Agreement, which has been filed as an exhibit to this Statement and is incorporated by reference herein, and the Stockholders' Agreement Amendment, which has been filed as an exhibit to this Statement and is incorporated by reference herein.

NPAL/LTVGIA MERGER; NPAL/LUVSG MERGER

         On November 27, 2001, Liberty, LTVGIA, News Corporation and NPAL entered into the NPAL/LTVGIA Merger Agreement and agreed to consummate the NPAL/LTVGIA Merger. Upon the consummation of the NPAL/LTVGIA Merger on December 3, 2001, NPAL acquired the 16,761,150 shares of Common Stock owned by LTVGIA. See Item 4.

         On May 2, 2001, Liberty, LUVSG, and News Corporation and NPAL entered into the NPAL/LUVSG Merger Agreement and consummated the NPAL/LUVSG Merger. As a result, NPAL acquired the 70,704,586 shares of Common Stock owned by LUVSG. See
Item 4.

         The foregoing description of the transactions contemplated by the NPAL/LTVGIA Merger Agreement and the NPAL/LUVSG Merger Agreement are qualified in their entirety by reference to the full texts of the NPAL/LTVGIA Merger Agreement and the NPAL/LUVSG Merger Agreement which have been filed as exhibits to this Statement and are incorporated by reference herein.

STOCKHOLDERS' AGREEMENT LETTER

         In connection with the execution and consummation of the NPAL/LUVSG Merger Agreement, Liberty and News Corporation entered into a letter agreement, dated May 2, 2001, concerning certain matters under the Stockholders' Agreement (the "Stockholders' Agreement Letter"). Pursuant to the Stockholders' Agreement Letter, effective at the effective time of the NPAL/LUVSG Merger, Liberty assigned to News Corporation its rights under the Stockholders' Agreement. In the Stockholders' Agreement Letter, Liberty agreed for the sole benefit of News Corporation and its controlled affiliates, that, regardless of whether or not any Liberty Designees (as defined in the Stockholders' Agreement) continue to serve on the Issuer's Board of Directors, it would continue to be subject to the non-competition provisions set forth in Section 8 of the Stockholders' Agreement until the first to occur of July 12, 2005 and such time as no designees of News Corporation serve on the Issuer's Board.

         The foregoing description of the Stockholders' Agreement Letter is subject to and qualified in its entirety by reference to the full text of the Stockholders' Agreement Letter, which has been filed as an exhibit to this Statement and is incorporated by reference herein.

UMBRELLA AGREEMENT

         An Umbrella Agreement, dated November 7, 2002, among News Corporation, Dr. Yuen, Ms. Leung and the Issuer, sets forth certain agreements among the parties relating to the restructuring of the Issuer's management and corporate governance. Included in the Umbrella Agreement is an agreement among News Corporation, Dr. Yuen and Ms. Leung to vote all shares of Common Stock beneficially owned by them for the approval of an amendment to the Gemstar-TV Guide International, Inc. 1994 Stock Incentive Plan, as amended, at a forthcoming annual or special meeting of stockholders. In addition, News Corporation, Dr. Yuen and Ms. Leung agreed to a mutual release. Further, in the Umbrella Agreement, News Corporation agreed to indemnify the Issuer for certain losses, including the liability for "gross up" tax payments and the loss of tax deductions, attributable to "excess parachute payments" associated with the restructuring referred to herein that are triggered upon a change of control of the Issuer (as described in Section 280G(b)(2)(A)(i) of the Internal Revenue
Code) that is the result of affirmative actions taken by News Corporation or its affiliates in the future. The foregoing description of the Umbrella Agreement is subject to and qualified in its entirety by reference to the full text of the Umbrella Agreement, which has been filed as an exhibit to this Statement and is incorporated by reference herein.

AMENDMENTS TO BYLAWS OF THE ISSUER

         The Board has amended the Bylaws in order to effectuate the agreements reached with respect to restructuring the Issuer's management and corporate governance. Generally, the amendments to the Bylaws include the elimination of the Board structure that divided the twelve directors into six designees of Dr. Yuen and six designees of News Corporation; the removal of the "TVG" and "GS" director designations; the elimination of the corresponding committee composition requirements; the removal of Dr. Yuen's tie-breaking authority and the tie-breaking committee concept; the elimination of the term guarantee for Dr. Yuen's service as Chief Executive Officer; the separation of the Chairman of the Board and Chief Executive Officer positions; and the elimination of the seven director voting requirement for matters that were identified as "Fundamental Decisions." Certain provisions of the Bylaws (as amended) are summarized below:

         Directors.  The Board consists of twelve directors.
         ---------
         Vacancies.  Except as required by law, or as provided for in a
         ---------
resolution of the Board, vacancies on the Board may be filled by the majority of the directors then in office, although less than a quorum.

         Chairman.  The Board may elect a Chairman from among the directors. The
         --------
Board may determine that the Chairman shall be a non-executive of the Issuer.

         Quorum. A majority of the total number of Board members constitutes a
         ------
quorum.

         Voting. Generally, directors present at any meeting at which a quorum
         ------
is present may act by majority vote. However, any amendment of the Bylaws by the Board or action to increase or decrease the number of directors, requires the approval of at least nine of the twelve Board members.

         The foregoing discussion of the Bylaws is qualified in its entirety by reference to the full text of the Amended and Restated Bylaws, which has been filed as an exhibit to this Statement and is incorporated by reference herein.

RIGHTS PLAN OF THE ISSUER

         The Issuer's rights agreement, dated July 10, 1998, with American Stock Transfer & Trust Company (the "Rights Plan") generally provides that holders of shares of Common Stock of the Issuer are entitled to one preferred share purchase right for each outstanding share they hold, exercisable under certain defined circumstances involving a potential acquisition of control by an "Acquiring Person" (as such term is defined in the Rights Plan).

         News Corporation and its controlled related parties are exempt from the definition of Acquiring Person. If, however, News Corporation or its controlled related parties acquire beneficial ownership of any additional shares of Common Stock, then such person would be an Acquiring Person, subject to certain exceptions.

         The Rights Plan also provides, in the definition of beneficial ownership, that Dr. Yuen and News Corporation are not deemed to beneficially own any of the shares of Common Stock owned by each other as a result of the Stockholders' Agreement.

         The foregoing discussion of the Rights Plan is qualified in its entirety by reference to the full text of the Rights Plan, which has been filed as an exhibit to this Statement and is incorporated by reference herein.

Item 7.           Materials to be Filed as Exhibits.

                  Item 7 is amended and restated to read in its entirety as follows:

Exhibit 7(a)      Amended and Restated Bylaws (incorporated by reference to
                  Exhibit 3.1 to the Current Report on Form 8-K of the Issuer dated November 7, 2002 (Commission file number 0-26878)).

Exhibit 7(b)      Stockholders' Agreement (incorporated by reference to Exhibit
                  99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878)).

Exhibit 7(c) Rights Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

Exhibit 7(d) Joint Filing Agreement among the Reporting Persons, dated May 17, 2001 (incorporated by reference to Exhibit 7(i) to the Reporting Persons' Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(e) Power of Attorney, dated July 24, 2000, (incorporated by reference to Exhibit 7(e) to the Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(f) Letter Agreement, dated September 27, 2000, between News Corporation and Liberty (incorporated by reference to Exhibit 7(f) to the Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(g) Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty, LUVSG, News Corporation and NPAL (incorporated by reference to Exhibit 7(g) to the Reporting Persons'
                  Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(h) Letter Agreement Regarding Certain Stockholders' Agreement Matters, dated May 2, 2001, between News Corporation and Liberty (incorporated by reference to Exhibit 7(h) to the Reporting Persons' Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(i) Agreement and Plan of Merger, dated as of December 3, 2001 by and among Liberty, LTVGIA, News Corporation and NPAL (incorporated by reference to Exhibit 7(j) to the Reporting Persons' Schedule 13D/A (Amendment No. 3, filed on December 7,
                  2001)).

Exhibit 7(j) Amendment No. 1 to the Stockholders' Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer dated November 7, 2002 (Commission file number 0-26878)).

Exhibit 7(k) Umbrella Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated November 7, 2002 (Commission file number 0-26878)).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 11, 2002

                                                  THE NEWS CORPORATION LIMITED

                                                  By: /s/ Lachlan K. Murdoch
                                                     ---------------------------
                                                  Name: Lachlan K. Murdoch
                                                  Title: Director

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2002



                                           Name:  /s/ K. Rupert Murdoch
                                                 ------------------------------
                                                  K. Rupert Murdoch

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 11, 2002



                                             SKY GLOBAL HOLDINGS, INC.

                                             By: /s/ Lawrence A. Jacobs
                                                 ----------------------------
                                                 Name: Lawrence A. Jacobs
                                                 Title: Executive Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 11, 2002



                                           NEWS PUBLISHING AUSTRALIA
                                           LIMITED

                                           By: /s/ Lawrence A. Jacobs
                                              ----------------------------
                                              Name: Lawrence A. Jacobs
                                              Title: Executive Vice President

                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------

Exhibit 7(a)    Amended and Restated Bylaws (incorporated by reference to
                Exhibit 3.1 to the Current Report on Form 8-K of the Issuer dated November 7, 2002 (Commission file number 0-26878)).

Exhibit 7(b)    Stockholders' Agreement (incorporated by reference to Exhibit
                99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878)).

Exhibit 7(c) Rights Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

Exhibit 7(d) Joint Filing Agreement among the Reporting Persons, dated May 17, 2001 (incorporated by reference to Exhibit 7(i) to the Reporting Persons' Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(e) Power of Attorney, dated July 24, 2000, (incorporated by reference to Exhibit 7(e) to the Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(f) Letter Agreement, dated September 27, 2000, between News Corporation and Liberty (incorporated by reference to Exhibit 7(f) to the Reporting Persons' Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(g) Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty, LUVSG, News Corporation and NPAL (incorporated by reference to Exhibit 7(g) to the Reporting Persons' Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(h) Letter Agreement Regarding Certain Stockholders' Agreement Matters, dated May 2, 2001, between News Corporation and Liberty (incorporated by reference to Exhibit 7(h) to the Reporting Persons' Schedule 13D/A (Amendment No. 2, filed on May 17,
                2001)).

Exhibit 7(i) Agreement and Plan of Merger, dated as of December 3, 2001 by and among Liberty, LTVGIA, News Corporation and NPAL (incorporated by reference to Exhibit 7(j) to the Reporting Persons' Schedule 13D/A (Amendment No. 3, filed on December 7,
                2001)).

Exhibit 7(j) Amendment No. 1 to the Stockholders' Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer dated November 7, 2002 (Commission file number 0-26878)).

Exhibit 7(k) Umbrella Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated November 7, 2002 (Commission file number 0-26878)).

                                      -20-